UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces 2Q18 Year-over-Year Growth of 18% in Transactions and 12% in Gross Bookings

BUENOS AIRES, Argentina--(BUSINESS WIRE)--August 16, 2018--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”) a leading online travel company in Latin America, today announced unaudited results for the three- and six-month periods ended June 30, 2018. Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles.

Second Quarter 2018 Key Highlights

  Transactions up 18% year-over-year
  Gross bookings up 12% year-over-year
  Revenue up 4% year-over-year
  Packages, Hotels and Other Travel Products accounted for 59% of total revenue in 2Q18, up 704 basis points from second quarter 2017
  Mobile transactions up 37% year-over-year, accounting for 33% of total transactions in 2Q18
  Over 43 million cumulative mobile application downloads as of June 30, 2018, up 32% year-over-year
  Adjusted EBITDA decreased 9% year-over-year
  Operating cash flow of $0.3 million in 2Q18, compared to $7.3 million in 2Q17

Message from CEO

Commenting on the Company’s results, Damian Scokin, CEO stated, “Against a challenging macro backdrop, we reported solid second quarter 2018 results, with gross bookings up 12% year-on-year. Although a good performance, currency volatility in Latin America hurt overall industry demand, and caused a mix-shift from international to domestic travel and impacted FX translation on gross bookings. In this context, we took advantage of our leading market position and financial strength, including lowest cost operating structure, to gain market share at an accelerated pace compared with past quarters. We also grew twice as fast as our main competitors in some markets. Additionally, we continued investing in enhancing customer satisfaction and in technology to provide new products and services for our customers. In the near-term, these actions put pressure on margins, but will drive benefits in the future, further differentiating us from the competition and expanding our market share.”

Mr. Scokin further commented, “With over two decades experience operating in the region, we have the expertise and resources to navigate through various economic cycles and a business model that provides flexibility. We are already well positioned with a large and stable customer base as we continue to see consumers shift their travel expenditures online and to mobile and believe we will be generating improved margins when macro conditions improve. We remain focused on our long-term strategic priorities. To that end, we have made significant progress as higher margin Packages, Hotels and Other Travel Products now account for 59% of revenue, over one-third of transactions are now via mobile and NPS after trip experience scores have improved 400 basis points year over year”.

Operating and Financial Metrics Highlights
(In millions, except as noted)
	2Q18	Pro Forma 2Q17	Adj.	2Q17	% Chg	1H18	Pro Forma 1H17	% Chg
Operating metrics
Number of transactions	2.6	2.2	–	2.2	18%	5.1	4.3	18%
Gross bookings	$1,184.4	$1,061.0	–	$1,061.0	12%	$2,415.9	$2,080.1	16%
Mix of mobile transactions	33%	28%	–	28%		32%	27%	-
Financial metrics
Revenues	$128.3	$123.4	($0.1)	$123.5	4%	$276.8	$245.1	13%
Air	53.2	59.9	(1.1)	60.9	(11%)	$114.1	116.6	(2%)
Packages, Hotels & Other Travel Products	75.1	63.6	1.0	62.6	18%	$162.8	128.4	27%
Net income	1.2	2.9	(0.5)	3.4	(57%)	17.6	15.0	17%
Adjusted EBITDA	12.0	13.1	(0.1)	13.2	(9%)	39.3	37.8	4%

Note: For comparison purposes, the Company has presented Pro-forma 2Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Overview of Second Quarter 2018 Results

Operating Metrics

Transactions rose 18% to 2.6 million in 2Q18 from 2.2 million in the year-ago period, while gross bookings increased 12% to $1,184.4 million in 2Q18, from $1,061.0 million in the second quarter of 2017. Across key markets in which it operates, particularly Argentina, Despegar faced slower travel market growth and currency depreciation. Against this backdrop, the Company was focused on leveraging its strong competitive position and lowest cost operating structure to accelerate market share gains at a faster pace than historical, in the $100 billion Latin American travel market, and improve customer satisfaction levels, which contributed to higher transaction growth.

The Company’s business is organized into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (the bundling of two or more products together which can include airline tickets and hotel rooms), as well as stand-alone sales of accommodations (including hotels and vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services.

Despegar’s focus on driving growth in the higher-margin Packages, Hotels and Other Travel Products segment maintains momentum, reaching 42% of transactions up from 40% in 2Q17. The average selling price (“ASP”) in 2Q18 decreased 5% year-over-year to $454 per transaction, mainly reflecting a mix-shift from international to domestic travel in Argentina impacted by the challenging economic environment, along with the effect from overall local currency depreciation, specifically, 30% in Argentina and 15% in Brazil. This more than offset the continued mix-shift to higher ASP packages and higher supplier local currency price increases within similar product segments.

Brazil remains the largest market by transactions for Despegar, accounting for 42% of total transactions and grew 21% year-over-year in 2Q18. Transactions increased 11% year-over-year in Argentina and 15% year-over-year in Mexico in the second quarter of 2018.

Despegar continues to make solid progress in driving mobile transaction growth. During 2Q18, the number of transactions via mobile rose 37% year-over-year, with 33% of all transactions completed on the mobile platform, up from 28% in 2Q17.

Key Operating Metrics
(In millions, except as noted)
	2Q18		2Q17		% Chg
	$	% of total	$	% of total
Gross Bookings	$1,184.4		$1,061.0		12%
Average selling price (ASP) (in $)	$454		$480		(5%)
Number of Transactions by Segment & Total
Air	1.5	58%	1.3	60%	14%
Packages, Hotels & Other Travel Products	1.1	42%	0.9	40%	23%
Total Number of Transactions	2.6	100%	2.2	100%	18%

Revenue

Total revenue increased 4% to $128.3 million in 2Q18, from pro forma $123.4 million in the year-ago period, reflecting solid growth in Packages, Hotels & Other Travel Products. Total revenue margin declined 80 basis points year-on-year, to 10.8% in 2Q18, due to reductions in customer fees and discounts in package transactions to gain market share during the current weaker demand environment and mix-shift from international to lower-margin domestic destinations.

  Air segment revenue was $53.2 million in 2Q18, decreasing 11% year-over-year from pro forma $59.9 million in the year-ago period. Transactions were up 14% year-on-year resulting in market share gains despite increased competition, particularly from the supplier direct channel, and slower overall market growth. Higher volumes were offset by a 22% decrease in average revenue per transaction resulting from the Company’s strategy of lowering air customer fees in several markets to drive market share gains and provide additional cross-selling opportunities, along with a mix-shift from international to lower-margin domestic travel driven by local currency depreciation, particularly in Argentina.
  Packages, Hotels & Other Travel Products segment revenue rose 18% in the second quarter of 2018 in 2Q18 to $75.1 million, from pro forma $63.6 million in 2Q17, driven by a 23% increase in the number of transactions, partially offset by a 4% decline in revenue per transaction resulting mainly from the slower macro backdrop and currency depreciation along with price discounts. The Packages, Hotels and Other Travel Products segment accounted for 59% of total revenue in 2Q18, up from 52% in the same period of the prior year.

Revenue Breakdown[1]

	2Q18		Pro Forma 2Q17		Adj.	2Q17		% Chg[2]
	$	% of total	$	% of total	$	$	% of total
Revenue by business segment (in $Ms)
Air	53.2	41%	59.9	48%	(1.1)	60.9	49%	(11%)
Packages, Hotels & Other Travel Products	75.1	59%	63.6	52%	1.0	62.6	51%	18%
Total revenue	$128.3	100%	$123.4	100%	($0.1)	$123.5	100%	4%
Revenue per transaction (in $)
Air	35.1		45.2		(0.8)	46.0		(22%)
Packages, Hotels & Other Travel Products	68.6		71.7		1.1	70.6		(4%)
Total revenue per transaction	$49.2		$55.8		($0.0)	$55.9		(12%)

Total revenue margin	10.8%		11.6%			11.6%		(80) bps
1. Net of sales tax

2. For comparison purposes, the Company has presented Pro-forma 2Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Cost of Revenue and Gross Profit

Cost of revenue, which mainly consists of credit card processing fees, bank fees related to customer financing installment plans offered and fulfillment center expenses, was $42.1 million in 2Q18 compared to $35.1 million in 2Q17, an increase of 20%. As a percentage of revenue, cost of revenue rose by 438 basis points to 32.8% from 28.4% in the comparable period a year ago. The increase in cost of revenue was primarily driven by a higher mix of transactions completed on an installment plan, a marketing tool the Company uses to drive conversion, along with higher installment plan costs from the sharp interest rate hike primarily in Argentina. Incremental costs to operate the fulfillment center reflecting the Company’s increased focus on customer service also contributed to higher cost of revenues, partially offset by continued reduction in fraud and efficiency improvements in the fulfillment center.

Additionally, credit card merchant fee expense increased reflecting a higher mix of transactions where the Company was the credit card merchant of record rather than airline suppliers which allowed Despegar to offer more attractive customer financing options.

Gross Profit decreased 2% year-on-year to $86.2 million in 2Q18, reflecting lower revenue margins as a result of the Company’s initiatives to accelerate market share growth and investments in support of improving customer satisfaction levels.

Cost of Revenue and Gross Profit
(In millions, except as noted)
	2Q18	Pro Forma 2Q17	Adj.	2Q17	% Chg[1]
Revenue	$128.3	$123.4	($0.1)	$123.5	4%
Cost of Revenue	$42.1	$35.1		$35.1	20%
% of revenues	32.8%	28.4%		28.4%	+438 bps
Gross Profit	86.2	88.3	(0.1)	88.4	(2%)
Gross Profit Margin	67.2%	71.6%		71.6%	(438) bps

1. For comparison purposes, the Company has presented Pro-forma 2Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Operating Expenses

Total operating expenses in 2Q18 decreased 0.5% to $79.2 million, from $79.6 million in 2Q17 mainly benefiting from the regional currency depreciation, principally in Argentina which accounts for approximately half of total operating expenses. As a percentage of revenue, total operating expenses declined 274 basis points to 61.7%, from 64.5% in the comparable period a year ago. Year-over-year declines of 120 basis points in selling and marketing as a percentage of revenue and 184 basis points in general and administrative, more than offset a 31 basis point increase in technology and product development expenses.

  Selling and marketing expenses of $43.5 million were basically flat as compared to 2Q17. As a percentage of revenue, selling and marketing expenses in 2Q18 decreased to 33.9% from 35.1% in 2Q17, benefiting from the regional currency depreciation, a lower level of marketing investment and improving efficiencies.
  General and administrative (G&A) expenses declined 9% year-over-year to $17.0 million, from $18.6 million in the second quarter of 2017, driven by currency depreciation in Argentina during the period and reduced bonus expense. Consequently, G&A as a percentage of revenues declined 184 basis points to 13.2% in 2Q18 from 15.1% in 2Q17.
  Technology and product development expenses increased 6% year-over-year to $18.7 million in 2Q18, compared to $17.6 million in 2Q17 reflecting increased technology headcount partially offset by lower expenses from currency depreciation in Argentina where the majority of headcount is based. As a percentage of revenue, technology and product expenses increased by 31 basis points year-over-year to 14.6% as the Company continues to invest in its technology and product development platform.

Operating Expenses
(In millions, except as noted)
	2Q18	Pro Forma 2Q17	2Q17	% Chg[1]
Selling and marketing	$43.5	$43.3	$43.3	0.4%
% of revenues	33.9%	35.1%	35.1%	-120 bps
General and administrative	$17.0	$18.6	$18.6	(9%)
% of revenues	13.2%	15.1%	15.1%	(184) bps
Technology and product development	$18.7	$17.6	$17.6	6%
% of revenues	14.6%	14.3%	14.3%	+31 bps
Total operating expenses	$79.2	$79.6	$79.6	(0.5%)
Total operating expenses as a % of revenues	61.7%	64.5%	64.4%	(274) bps

1. For comparison purposes, the Company has presented Pro-forma 2Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Financial Income/Expenses

In 2Q18, the Company reported a net financial expense of $5.3 million compared to a net financial expense of $1.6 million in 2Q17. The increase was mainly due to higher foreign exchange losses from currency fluctuations across the region and higher credit card receivable factoring expenses in Brazil as a result of the increase in gross bookings. This was partially offset by higher interest income from invested cash balances.

Income Taxes

The Company reported an income tax expense of $0.5 million in 2Q18, compared to $3.8 million in 2Q17. The effective tax rate in 2Q18 was 28%, compared to 59% in 2Q17. The lower rate in 2Q18 is primarily driven by the full recognition of deferred tax assets in certain subsidiaries that were reduced by a valuation allowance in previous years.

Adjusted EBITDA & Margin

Adjusted EBITDA was $12.0 million in 2Q18 compared to pro-forma $13.1 million in the comparable year-ago period, with the margin contracting 128 basis points to 9.3% from 10.6% in the prior year period. The reduction in margin is primarily related to lower customer fees in air and price discounts in packages, together with higher installment expense to support top line growth.

Adjusted EBITDA Reconciliation & Adjusted EBITDA Margin
(In millions, except as noted)
	2Q18	Pro Forma 2Q17	Adj.	2Q17	% Chg[1]
Net income/ (loss)	$1.2	$2.9	($0.5)	$3.4	(57%)
Add (deduct):
Financial expense, net	5.3	1.6		1.6	228%
Income tax expense	0.5	4.3	0.4	3.8	(89%)
Depreciation expense	1.5	1.4	-	1.4	8%
Amortization of intangible assets	2.2	2.0	-	2.0	9%
Share-based compensation expense	1.3	0.9	-	0.9	36%
Adjusted EBITDA	$12.0	$13.1	($0.1)	$13.2	(9%)
Adjusted EBITDA Margin	9.3%	10.6%		10.7%	(128) bps

1. For comparison purposes, the Company has presented Pro-forma 2Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Balance Sheet and Cash Flow

Unrestricted cash and cash equivalents at June 30, 2018 was $390.7 million, compared to $371.0 million at December 31, 2017, reflecting cash flow generated during the six-months ended June 30, 2018.

Despegar generated positive cash flow from operating activities of $0.3 million compared to $7.3 million in 2Q17. This reduction was mainly due to an increase in VAT credits, other tax credits related to a technology incentive program and a reduction in travel supplier payables.

During 2Q18, the Company’s capital expenditures were $7.8 million compared to $5.4 million during 2Q17. Funds were primarily used for technology hardware and office expansion.

Subsequent Events

Board of Directors Approves Share Repurchase Program

On August 9, 2018, the Company’s board of directors approved a share repurchase program that enables the Company to repurchase up to $75 million of its shares effective immediately and expiring in one year. Share repurchases may be made through a variety of methods, including in the open market, a 10b5-1 program and through privately negotiated transactions. The timing and number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities.

The Company is not obligated to acquire any specific number of shares and the repurchase program may be suspended, terminated or modified at any time for any reason.

Files Registration Statement

We expect to file this week a registration statement with the Securities and Exchange Commission to register shares held by affiliates of Tiger Global. The primary purpose of this registration statement is to enable Tiger Global to distribute its shares to its limited partners as one of its funds nears its end of life. We expect a majority of the shares being registered will be distributed to Tiger’s LPs.

Argentina Considered Hyperinflationary Market

As of July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830 the U.S. dollar became the functional currency of the Company’s Argentine subsidiary. This change in functional currency is to be recognized prospectively in the financial statements. As a result, the impact of any change in currency exchange rate on the Company’s balance sheet accounts will be reported in the Net financial income/(expense) line of the income statement instead of Other comprehensive income.

2Q18 Earnings Conference Call

When:	8:00 a.m. Eastern time, August 16, 2018

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Michael Doyle, Chief Financial Officer
Mr. Javier Kelly, Investor Relations

Dial-in:	1-866-270-1533 (U.S. domestic); 1-412-317-0797 (international)

Webcast:	CLICK HERE

Use of Non-GAAP Financial Measures

This announcement includes certain references to Adjusted EBITDA and non-GAAP financial measures. The Company defines:

Adjusted EBITDA is defined as net income/(loss) exclusive of financial income/(expense), income tax, depreciation, amortization and share-based compensation expense.

Free cash flow is defined as cash flow from operating activities less capital expenditures including capitalized software.

Adjusted EBITDA and Free cash flow are not measures recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies, including its competitors. Adjusted EBITDA margin refers to Adjusted EBITDA as defined above divided by revenue.

Definitions and concepts

Average Selling Price (ASP): reflects gross bookings divided by the total number of transactions.

Gross Bookings: Gross bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, it monitors gross bookings as an important indicator of its ability to generate revenue.

Number of Transactions: The number of transactions for a period is an operating measure that represents the total number of customer orders completed on our platform in such period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period but, unlike gross bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Revenue: The Company reports its revenue on a net basis, deducting cancellations and amounts that it collects as sales taxes. Despegar derives substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform. To a lesser extent, Despegar also derives revenue from the sale of third-party advertisements on its websites and from certain suppliers when their brands appears in the Company advertisements in mass media.

Revenue Margin: calculated as revenue divided by gross bookings.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Bookings for vacation and leisure travel are generally higher during the fourth quarter, although to date and prior to the revenue recognition change beginning in the second quarter of 2018, the Company has recognized more revenue associated with those bookings in the second quarter of each year. Latin American travelers, particularly leisure travelers, who are Despegar’s primary customers, tend to travel most frequently at the end of the fourth quarter and during the second quarter of each year.

About Despegar.com

Despegar is the leading online travel company in Latin America. Operating across 20 countries, Despegar provides a broad suite of travel products, including airline tickets, travel packages, hotel bookings and other travel products to over 17 million customers. With a mission “to make travel possible”, the Company’s one-stop marketplace enables millions of users to find, compare, plan and easily purchase travel services and products. Through Despegar’s websites and leading mobile apps, it offers products from over 300 airlines, more than 450,000 accommodation options, as well as approximately 1,000 car rental agencies and approximately 240 destination services suppliers with more than 7,700 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release may include forward-looking statements. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three and six - month periods ended June 30, 2018 (in thousands U.S. dollars, except as noted)

	2Q18	Pro Forma 2Q17	Adj.	2Q17	% Chg[2]	1H18	Pro Forma 1H17	% Chg
Revenue	$128,259	$123,403	($59)	$123,462	4%	$276,852	$245,082	13%
Cost of revenue	42,088	35,087		35,087	20%	85,734	66,227	29%
Gross profit	86,171	88,316	(59)	88,375	(2%)	191,118	178,855	7%
Operating expenses
Selling and marketing	43,450	43,289		43,289	0%	89,860	78,835	14%
General and administrative	16,986	18,618		18,618	(9%)	32,874	37,487	(12%)
Technology and product development	18,732	17,644		17,644	6%	37,957	33,052	15%
Total operating expenses	79,168	79,551		79,551	(0%)	160,691	149,374	8%

Operating income	7,003	8,765	(59)	8,824	(20%)	30,427	29,481	3%
Net financial income (expense)	(5,292)	(1,611)		(1,611)	228%	(8,123)	(7,767)	5%
Net income before income taxes	1,711	7,154	(59)	7,213	(76%)	22,304	21,714	3%
Income tax expense	471	4,254	448	3,806	(89%)	4,706	6,672	(29%)
Net income	1,240	2,900	(507)	3,407	(57%)	17,598	15,041	17%

Basic EPS (in $)	0.02	0.05		0.06	(64%)	0.25	0.26	(1%)
Diluted EPS (in $)	0.02	0.05		0.06	(64%)	0.25	0.26	(1%)

Basic shares weighted average[1]	69,179	58,518		58,518		69,142	58,518
Diluted shares weighted average[1]	69,189	58,609		58,609		69,152	58,609
As a % of Revenues
Cost of revenue	32.8%	28.4%		28.4%	+438 bps	31.0%	27.0%	+395 bps
Gross profit	67.2%	71.6%		71.6%	(438) bps	69.0%	73.0%	(395) bps
Operating expenses
Selling and marketing	33.9%	35.1%		35.1%	(120) bps	32.5%	32.2%	+29 bps
General and administrative	13.2%	15.1%		15.1%	(184) bps	11.9%	15.3%	(342) bps
Technology and product development	14.6%	14.3%		14.3%	+31 bps	13.7%	13.5%	+22 bps
Total operating expenses	61.7%	64.5%		64.4%	(274) bps	58.0%	60.9%	(291) bps
Operating income	5.5%	7.1%		7.1%	(164) bps	11.0%	12.0%	(104) bps
Net income before income taxes	1.3%	5.8%		5.8%	(446) bps	8.1%	8.9%	(80) bps
Net income	1.0%	2.4%		2.8%	(138) bps	6.4%	6.1%	+22 bps
1. In thousands

2. For comparison purposes, the Company has presented Pro-forma 2Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Key Financial & Operating Trended Metrics (in thousands U.S. dollars, except as noted)

	Pro Forma
	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
FINANCIAL RESULTS
Revenue	$124,999	$123,462	$131,468	$144,011	$148,593	$128,259
Revenue Recognition Adjustment	($3,321)	($59)	$1,310	$7,578
Cost of revenue	31,140	35,087	37,869	38,383	43,646	42,088
Gross profit	90,538	88,316	94,909	113,206	104,947	86,171
Operating expenses
Selling and marketing	35,546	43,289	41,097	46,356	46,410	43,450
General and administrative	18,869	18,618	15,318	19,821	15,888	16,986
Technology and product development	15,408	17,644	18,907	19,349	19,225	18,732
Total operating expenses	69,823	79,551	75,322	85,526	81,523	79,168

Operating income	20,715	8,765	19,587	27,680	23,424	7,003
Net financial income (expense)	(6,156)	(1,611)	(2,880)	(6,232)	(2,831)	(5,292)
Net income before income taxes	14,559	7,154	16,707	21,448	20,593	1,711
Adj. Net Income tax expense	2,418	4,254	4,373	2,617	4,235	471
Income tax expense	2,486	3,806	4,190	1,512	4,235	471
Adjustment	$68	($448)	($183)	($1,105)
Net income /(loss)	12,141	2,900	12,334	18,831	16,358	1,240

KEY METRICS
Operational
Gross bookings	$1,019,102	$1,061,026	$1,116,022	$1,258,398	$1,231,497	$1,184,355
- YoY growth	54%	40%	32%	26%	21%	12%
Number of transactions	2,129	2,210	2,298	2,419	2,514	2,607
- YoY growth	30%	30%	25%	19%	18%	18%
Air	1,246	1,324	1,328	1,386	1,362	1,513
- YoY growth	34%	31%	22%	13%	9%	14%
Packages, Hotels & Other Travel Products	883	886	970	1,033	1,152	1,094
- YoY growth	25%	27%	29%	28%	30%	23%
Revenue per transaction	$57.2	$55.8	$57.8	$62.7	$59.1	$49.2
- YoY growth					3%	(12%)
Air	$45.6	$45.2	$44.3	$47.7	$44.7	$35.1
- YoY growth					(2%)	(22%)
Packages, Hotels & Other Travel Products	$73.5	$71.7	$76.2	$82.7	$76.2	$68.6
- YoY growth					4%	(4%)
ASPs	$479	$480	$486	$520	$490	$454
- YoY growth	18%	8%	6%	6%	2%	(5%)

Net income/ (loss)	$12,141	$2,900	$12,334	$18,831	$16,358	$1,240
Add (deduct):
Financial expense, net	6,156	1,611	2,880	6,232	2,831	5,292
Income tax expense	2,418	4,254	4,373	2,617	4,235	471
Depreciation expense	1,343	1,362	1,337	1,033	859	1,475
Amortization of intangible assets	1,517	2,039	2,454	2,741	2,018	2,228
Share-based compensation expense	1,176	930	959	1,224	983	1,266
Adjusted EBITDA	$24,751	$13,096	$24,337	$32,678	$27,284	$11,972

Unaudited Consolidated Balance Sheets as of June 30, 2018
(in thousands U.S. dollars, except as noted)

	As of June 30, 2018	As of December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	$390,716	$371,013
Restricted cash and cash equivalents	$12,790	$29,764
Accounts receivable, net of allowances	$195,472	$198,273
Related party receivable	6,004	5,253
Other current assets and prepaid expenses	42,739	29,405
Total current assets	647,721	633,708
Non-current assets
Other Assets	4,789	4,658
Restricted cash and cash equivalents	10,000	10,000
Property and equipment net	17,221	16,171
Intangible assets, net	37,261	35,424
Goodwill	36,108	38,733
Total non-current assets	105,379	104,986
TOTAL ASSETS	753,100	738,694
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	45,549	45,609
Travel suppliers payable	153,961	174,817
Related party payable	94,022	84,364
Loans and other financial liabilities	23,479	8,220
Deferred Revenue	1,178	30,113
Other liabilities	33,336	39,751
Contingent liabilities	4,061	4,732
Total current liabilities	355,586	387,606
Non-current liabilities
Other liabilities	2,045	1,015
Contingent liabilities	2,704	7,115
Related party liability	125,000	125,000
Total non-current liabilities	129,749	133,130
TOTAL LIABILITIES	485,335	520,736

SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	253,535	253,535
Additional paid-in capital	318,693	316,444
Other reserves	(728)	(728)
Accumulated other comprehensive income	3,681	16,323
Accumulated losses	(307,416)	(367,616)
Total Shareholders' Equity Attributable / (Deficit) to Despegar.com Corp	267,765	217,958
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	753,100	738,694

Unaudited Statements of Cash Flows for the three and six-month period ended June 30, 2018 and 2017
(in thousands U.S. dollars, except as noted)

	3 months ended June 30,		6 months ended June 30,
	2018	2017	2018	2017
Cash flows from operating activities
Net income	$1,240	$3,407	$17,598	$18,801
Adjustments to reconcile net income to net cash flow from operating activities
Unrealized foreign currency translation losses	861	28	1,228	686
Depreciation expense	1,475	1,362	2,334	2,705
Amortization of intangible assets	2,228	2,039	4,246	3,556
Stock based compensation expense	1,266	930	2,249	2,106
Interest and penalties	(257)	4	–	454
Income taxes	142	1,623	3,007	2,795
Allowance for doubtful accounts	(330)	175	313	743
Provision / (recovery) for contingencies	609	302	1,124	779
Changes in assets and liabilities, net of non-cash transactions
(Increase) / Decrease in accounts receivable, net of allowances	179	(27,399)	(17,588)	(40,544)
(Increase) / Decrease in related party receivables	68	(122)	(757)	(1,386)
(Increase) / Decrease in other assets and prepaid expenses	(16,871)	(2,143)	(27,191)	430
Increase / (Decrease) in accounts payable and accrued expenses	(1,970)	5,523	7,627	13,621
Increase / (Decrease) in travel suppliers payable	5,427	20,482	9,461	14,251
Increase / (Decrease) in other liabilities	7,134	3,534	2,507	2,528
Increase / (Decrease) in contingencies	(3,780)	(152)	(4,383)	(637)
Increase / (Decrease) in related party liabilities	3,688	(1,864)	14,230	10,208
Increase / (Decrease) in deferred revenue	(818)	(434)	(1,480)	(5,815)
Net cash flows provided by / (used in) operating activities	291	7,295	14,525	25,281
Cash flows from investing activities
Payments for short-term investments	–	(238)	–	(238)
Acquisition of property and equipment	(3,851)	(1,970)	(7,264)	(4,122)
Increase of intangible assets including internal-use software and website development	(3,987)	(3,381)	(6,632)	(6,157)
Net cash (used in) /provided by investing activities	(7,838)	(5,589)	(13,896)	(10,517)
Cash flows from financing activities
Increase / (Decrease) in loans and other financial liabilities	9,357	5,318	16,376	6,676
Net cash (used in) / provided by financing activities	9,357	5,318	16,376	6,676
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(13,653)	(556)	(14,276)	689
Net increase / (decrease) in cash, cash equivalents and restricted cash	(11,843)	6,468	2,729	22,129
Cash, cash equivalents and restricted cash as of beginning of the period	425,349	134,826	410,777	119,165
Cash, cash equivalents and restricted cash as of end of the period	413,506	141,294	413,506	141,294

CONTACT:
Despegar.com, Corp.
Investor Relations
Javier Kelly, (+5411) 5173 3501
investorelations@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Juan Pablo Alvarado
Name: Juan Pablo Alvarado
Title: General Counsel - Secretary

Date: August 16, 2018